FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Park Place Securities, Inc.	**0001291394**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, July 22, 2005, Series 2005-WCW3	**333-121784**

Name of Person Filing the Document
(If Other than the Registrant)

05062057

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: July 22, 2005

PARK PLACE SECURITIES, INC.

By: ______________________

Name: John P. Grazer

Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.3	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The information contained in the attached files or obtained from the model relating to the securities (the 'Securities') to be issued by Park Place Securities, Inc. Series 2005-WCW3 (the 'Issuer') is referred to as the 'Information.'

The Information has been prepared by the Issuer. Barclays has not independently verified the Information and makes no representation as whether the Information is accurate, complete, or up-to-date. The Information contained herein is preliminary and is has been prepared solely for information purposes. Any such offer will only made, and the Information will be superseded in its entirety by, the applicable prospectus supplement and by any other information subsequently filed by the Issuer with the Securities and Exchange Commission ('SEC'), including, but not limited to, the description of the collateral pool contained in the prospectus supplement relating to the Securities.

The Information addresses only certain aspects of the applicable Security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all characteristics of the Securities, including cash flow priorities at all prepayment speeds and/ or interest rates. The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions, including assumptions about market conditions, structure, collateral, and other matters, with respect to significant factors that may prove not to be as assumed. Other assumptions may have a material impact on the results reflected in the Information. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are often based on mathematical models that use inputs to calculate results. As with all models results may vary significantly depending upon the assumptions made and the value of the inputs given. Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Inputs to these models may include (but are not limited to): prepayment expectations (economic prepayment models, single lifetime prepayments or vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors, default frequency and loss severity), volatility assumptions (historically observed or implied current) and reported information (pay down factors, rate resets, and trustee statements. Such models may differ from models used for books and records and other purposes. The Information and the assumptions underlying the Information, including structure and collateral, are subject to change without notice. No assurance is given that any indicated values, returns, performance or results will be achieved.

Barclays and its affiliates and its and their respective officers, directors, partners and employees may from time to time or seek to act as manager, co-manager or underwriter of a public offering or otherwise deal in, hold or act or seek to act as market-makers or perform as advisors, brokers or commercial and/ or investment bankers in relation to the Securities, related securities or related derivatives of the Issuer.

Neither Barclays, nor any affiliate or any of its or their respective officers, directors, partners, or employees accepts any liability whatsoever for any direct or consequential loss arising from any use of the Information.

Although a registration statement (including a prospectus) relating to the Securities discussed in this Information has been filed with the SEC and is effective, the final prospectus supplement relating to the Securities discussed in this communication has not been filed with the SEC. The Information shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any other offer or sale of the Securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the prospectus supplement relating to the Securities discussed in this Information. The Information shall not be deemed to provide investment, tax, or accounting advice, and nothing contained in the Information shall form the basis of or be relied upon in connection with any contract or commitment whatsoever. Any investment decision should be based solely on the data in the prospectus and the prospectus supplement ('Offering Documents') and the then current version of the Information. Offering Documents contain data that are current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Barclays Trading Desk at (212) 412-2663.


BARCLAYS
CAPITAL

	A	B	C	D	E	F	G	H
1								
2	***PPSI-2005 WCW***							
3								
4	** Assume Failing Triggers							
5	** Yield Break solved for yield 0%							
6								
7	**NO PREPAY STRESS**	**M1**			**M4**			
8	**Fwd LIBOR/Swap Shift**	**Forward LIBOR**	**+200bp**		**Forward LIBOR**	**+200bp**		
9	**Prepay Assumptions**	1.00x Base Case	1.00x Base Case		1.00x Base Case	1.00x Base Case		
10								
11	**Loss Severity: 40%**							
12	**Recovery Delay: 12 months**							
13	% Cum Loss Yield Break	21.93	22.39		16.28	16.17		
14	CDR - Yield Break	28.748	29.755		18.077	17.892		
15	% Cum Loss 1st $ Principal Loss	20.61	20.51		15.57	15.2		
16	CDR - 1st $ Principal Loss	25.937	25.703		16.96	16.386		
17								
18								
19	**Loss Severity: 60%**							
20	**Recovery Delay: 12 months**							
21	% Cum Loss Yield Break	23.41	23.66		17.21	16.87		
22	CDR - Yield Break	17.021	17.26		11.246	10.952		
23	% Cum Loss 1st $ Principal Loss	21.66	21.22		16.35	15.73		
24	CDR - 1st $ Principal Loss	15.266	14.829		10.535	10.027		
25								
26	**Loss Severity: 40%**							
27	**Recovery Delay: 12 months. NO ADVANCE**							
28	% Cum Loss Yield Break							
29	CDR - Yield Break							
30	% Cum Loss 1st $ Principal Loss							
31	CDR - 1st $ Principal Loss							
32								
33								
34	***Loss Severity: 60%***							
35	**Recovery Delay: 12 months. NO ADVANCE**							
36	% Cum Loss Yield Break							
37	CDR - Yield Break							
38	% Cum Loss 1st $ Principal Loss							
39	CDR - 1st $ Principal Loss							
40								
41								
42		**M1**				**M4**		
43	**Fwd LIBOR/Swap Shift**	**Forward LIBOR**	**+200bp**	**+200bp**		**Forward LIBOR**	**+200bp**	**+200bp**
44	**Prepay Assumptions**	1.00x Base Case	0.50x Base Case	Fixed - 50%		1.00x Base Case	0.50x Base Case	Fixed - 50%
45				*Floating - 100%*				Floating - 100%
46								
47	**Loss Severity: 50%**							
48	**Recovery Delay: 12 months**							
49	% Cum Loss Yield Break	22.8	27.77	23.55		16.82	21.69	16.77

	A	B	C	D	E	F	G	H
50	CDR - Yield Break	21.395	16.823	20.303		13.869	10.874	12.153
51	% Cum Loss 1st $ Principal Loss	21.23	25.06	20.96		16.03	20.48	15.47
52	CDR - 1st $ Principal Loss	19.229	13.894	16.868		13.001	9.932	10.86
53								
54								
55	**Loss Severity: 50%**							
56	**Recovery Delay: 12 months. NO ADVANCE**							
57	% Cum Loss Yield Break							
58	CDR - Yield Break							
59	% Cum Loss 1st $ Principal Loss							
60	CDR - 1st $ Principal Loss							
61								
62								
63								

	A
1	The information contained in the attached files or obtained from the model relating to the securities (the 'Securities') to be issued by Park Place Securities, Inc. Series 2005-WCW3 (the 'Issuer') is referred to as the 'Information.'
2	The Information has been prepared by the Issuer. *Barclays has not independently verified the Information and makes no representation* as whether the Information is accurate, complete, or up-to-date. The Information contained herein is preliminary and is has been prepared solely for information purposes. Any such offer will only made, and the Information will be superseded in its entirety by, the applicable prospectus supplement and by any other information subsequently filed by the Issuer with the Securities and Exchange Commission ('SEC'), including, but not limited to, the description of the collateral pool contained in the prospectus supplement relating to the Securities.
3	The Information addresses only certain aspects of the applicable Security's characteristics and thus does not provide a complete assessment. As such, the *Information may not* reflect the impact of all characteristics of the Securities, including cash flow priorities at all prepayment speeds and/or interest rates. The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions, including assumptions about market conditions, structure, collateral, and other matters, with respect to significant factors that may prove not to be as assumed. Other assumptions may have a material impact on the results reflected in the Information. You should understand the *assumptions and evaluate whether they are appropriate for your purposes. Performance* results are often based on mathematical models that use inputs to calculate results. As with all models results may vary significantly depending upon the assumptions made and the value of the inputs given. Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Inputs to these models may include (but are not limited to): p
4	Barclays *and its affiliates and its and their respective officers, directors, partners* and employees may from time to time or seek to act as manager, co-manager or underwriter of a public offering or otherwise deal in, hold or act or seek to act as market-makers or perform as advisors, brokers or commercial and/or investment bankers in relation to the Securities, related securities or related derivatives of the Issuer.
5	
6	Neither Barclays, nor any affiliate or any of its or their respective officers, directors, partners, or employees *accepts any liability whatsoever for any direct or consequential* loss arising from any use of the Information.
7	
8	Although a registration statement (including a prospectus) relating to the Securities discussed in this Information has been filed with the SEC and is effective, the final prospectus *supplement relating* to the Securities discussed in this communication has not been filed with the SEC. The Information shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any other offer or sale of the Securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the prospectus supplement relating to the Securities discussed in this Information. The Information shall not be deemed to provide investment, tax, or accounting advice, and nothing contained in the Information shall form the basis of or be relied upon in connection with any contract or commitment whatsoever. Any investment decision should be based solely on the data in the prospectus and the prospectus supplement ('Offering Documents') and the then current version of the Information. Offering Documents contain data that are current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may
9	BARCLAYS
10	CAPITAL
11	
12	

BARCLAYS CAPITAL

PPSI2005-WCW3

100 PPC, Over Fwd Libor + 100

Period	Date	COLLAT Balance	Excess ($)	Excess (%)	LIBOR_1MO	LIBOR_6MO
0	28-Jul-05					
1	25-Aug-05	1,500,000,613.61	3,716,068.12	2.97	4.4062	4.8374
2	25-Sep-05	1,490,534,160.11	3,135,545.04	2.52	4.5867	4.9527
3	25-Oct-05	1,478,455,710.77	3,122,010.25	2.53	4.7552	5.0426
4	25-Nov-05	1,463,771,624.22	3,074,356.65	2.52	4.9287	5.1160
5	25-Dec-05	1,446,501,539.53	3,045,210.61	2.53	5.0331	5.1559
6	25-Jan-06	1,426,678,668.29	2,978,253.74	2.51	5.1277	5.1831
7	25-Feb-06	1,404,349,987.61	2,919,607.24	2.49	5.1018	5.1955
8	25-Mar-06	1,379,577,093.60	2,911,232.20	2.53	5.1256	5.2118
9	25-Apr-06	1,352,436,088.11	2,780,935.69	2.47	5.1566	5.2251
10	25-May-06	1,323,026,180.38	2,724,816.71	2.47	5.1795	5.2346
11	25-Jun-06	1,291,994,201.10	2,618,635.38	2.43	5.1915	5.2398
12	25-Jul-06	1,259,484,209.97	2,558,821.79	2.44	5.1971	5.2435
13	25-Aug-06	1,227,796,169.53	2,447,883.52	2.39	5.2007	5.2543
14	25-Sep-06	1,196,909,187.07	2,366,731.85	2.37	5.2043	5.2577
15	25-Oct-06	1,166,802,903.48	2,320,554.09	2.39	5.2082	5.2610
16	25-Nov-06	1,137,457,479.56	2,212,267.21	2.33	5.2117	5.2664
17	25-Dec-06	1,108,853,582.70	2,174,141.51	2.35	5.2143	5.2718
18	25-Jan-07	1,080,972,373.89	2,062,539.48	2.29	5.2564	5.2786
19	25-Feb-07	1,053,795,495.06	1,999,049.12	2.28	5.2220	5.2788
20	25-Mar-07	1,027,293,584.25	2,048,051.16	2.39	5.2276	5.2865
21	25-Apr-07	1,001,461,839.97	1,866,830.54	2.24	5.2373	5.2963
22	25-May-07	976,280,429.87	1,844,246.31	2.27	5.2455	5.3047
23	25-Jun-07	950,932,244.33	1,762,586.84	2.22	5.2529	5.3146
24	25-Jul-07	891,747,153.66	2,438,988.06	3.28	5.2596	5.3260
25	25-Aug-07	836,849,371.23	2,192,397.57	3.14	5.2678	5.3373
26	25-Sep-07	785,800,236.25	2,009,304.61	3.07	5.2792	5.3491
27	25-Oct-07	738,865,533.41	1,895,236.18	3.08	5.2917	5.3612
28	25-Nov-07	718,754,567.76	1,781,535.01	2.97	5.3040	5.3722
29	25-Dec-07	699,202,315.51	1,776,590.07	3.05	5.3169	5.3827
30	25-Jan-08	680,193,896.45	1,946,831.75	3.43	5.3286	5.3937
31	25-Feb-08	661,748,136.50	1,881,047.09	3.41	5.3390	5.4511
32	25-Mar-08	643,813,089.71	1,914,476.69	3.57	5.3494	5.4601
33	25-Apr-08	626,374,399.12	1,756,252.24	3.36	5.3591	5.5183
34	25-May-08	609,418,043.40	1,744,864.70	3.44	5.3671	5.5007
35	25-Jun-08	592,930,440.95	1,646,449.50	3.33	5.3760	5.5327
36	25-Jul-08	576,899,245.07	2,002,681.83	4.17	5.3831	5.5153
37	25-Aug-08	561,362,984.30	1,861,123.08	3.98	5.5364	5.5469

100 PPC, Over Fwd Libo

Period	Date	Balance	Excess ($)	Excess (%)
0	28-Jul-05			
1	25-Aug-05	1,500,000,613.61	3,727,151.46	2.98
2	25-Sep-05	1,490,534,160.11	3,145,954.88	2.53
3	25-Oct-05	1,478,455,710.77	3,129,698.31	2.54
4	25-Nov-05	1,463,771,624.22	3,079,230.65	2.52
5	25-Dec-05	1,446,501,539.53	3,046,377.66	2.53
6	25-Jan-06	1,426,678,668.29	2,975,208.71	2.50
7	25-Feb-06	1,404,349,987.61	2,911,751.12	2.49
8	25-Mar-06	1,379,577,093.60	2,899,313.07	2.52
9	25-Apr-06	1,352,436,088.11	2,761,910.05	2.45
10	25-May-06	1,323,026,180.38	2,700,342.51	2.45
11	25-Jun-06	1,291,994,201.10	2,586,819.29	2.40
12	25-Jul-06	1,259,484,209.97	2,521,545.05	2.40
13	25-Aug-06	1,227,796,169.53	2,403,154.95	2.35
14	25-Sep-06	1,196,909,187.07	2,316,261.85	2.32
15	25-Oct-06	1,166,802,903.48	2,266,584.63	2.33
16	25-Nov-06	1,137,457,479.56	2,151,619.61	2.27
17	25-Dec-06	1,108,853,582.70	2,111,112.46	2.28
18	25-Jan-07	1,080,972,373.89	1,993,302.31	2.21
19	25-Feb-07	1,053,795,495.06	1,926,059.59	2.19
20	25-Mar-07	1,027,293,584.25	1,979,035.83	2.31
21	25-Apr-07	1,001,461,839.97	1,787,318.26	2.14
22	25-May-07	976,280,429.87	1,764,586.14	2.17
23	25-Jun-07	950,932,244.33	1,677,577.42	2.12
24	25-Jul-07	891,747,153.66	2,345,348.95	3.16
25	25-Aug-07	836,849,373.61	2,087,253.01	2.99
26	25-Sep-07	785,800,240.66	1,898,567.24	2.90
27	25-Oct-07	738,865,539.55	1,784,874.26	2.90
28	25-Nov-07	718,754,575.74	1,667,936.96	2.78
29	25-Dec-07	699,202,325.22	1,667,243.87	2.86
30	25-Jan-08	680,193,911.48	1,841,894.84	3.25
31	25-Feb-08	661,748,953.69	1,776,669.08	3.22
32	25-Mar-08	643,814,665.89	1,817,905.21	3.39
33	25-Apr-08	626,376,692.85	1,653,296.61	3.17
34	25-May-08	609,421,014.92	1,646,275.06	3.24
35	25-Jun-08	592,934,053.30	1,547,828.47	3.13
36	25-Jul-08	576,903,713.10	1,950,968.71	4.06
37	25-Aug-08	561,372,617.73	1,805,704.18	3.86

	A	B	C	D	E	F	G	H	I	J	K	L	M	N
47		38	25-Sep-08	546,254,068.36	1,775,109.71	3.90	5.5435	5.5533		38	25-Sep-08	546,268,587.69	1,716,179.09	3.77
48		39	25-Oct-08	531,560,532.98	1,807,910.40	4.08	5.4033	5.4850		39	25-Oct-08	531,579,669.93	1,752,086.08	3.96
49		40	25-Nov-08	517,270,729.05	1,681,583.76	3.90	5.5486	5.5162		40	25-Nov-08	517,294,226.14	1,622,108.36	3.76
50		41	25-Dec-08	503,373,351.31	1,703,334.96	4.06	5.4165	5.4979		41	25-Dec-08	503,400,961.56	1,647,628.90	3.93
51		42	25-Jan-09	489,857,550.68	1,675,317.97	4.10	5.5700	5.5285		42	25-Jan-09	489,889,098.69	1,675,437.37	4.10
52		43	25-Feb-09	476,725,443.41	1,624,221.39	4.09	5.5679	5.5093		43	25-Feb-09	476,766,695.93	1,622,593.50	4.08
53		44	25-Mar-09	463,953,022.09	1,780,589.72	4.61	5.1385	5.5155		44	25-Mar-09	464,003,438.15	1,787,067.29	4.62
54		45	25-Apr-09	451,530,248.79	1,521,940.35	4.04	5.5884	5.5966		45	25-Apr-09	451,589,311.01	1,517,186.01	4.03
55		46	25-May-09	439,447,355.08	1,543,702.25	4.22	5.4456	5.5769		46	25-May-09	439,514,565.49	1,540,700.57	4.21
56		47	25-Jun-09	427,694,857.24	1,428,726.30	4.01	5.5999	5.6078		47	25-Jun-09	427,769,738.19	1,421,663.53	3.99
57		48	25-Jul-09	416,263,649.74	1,491,850.87	4.30	5.4567	5.5883		48	25-Jul-09	416,345,783.19	1,512,729.41	4.36
58		49	25-Aug-09	405,149,690.16	1,380,102.42	4.09	5.6025	5.6195		49	25-Aug-09	405,241,622.50	1,396,011.26	4.13
59		50	25-Sep-09	394,338,978.63	1,334,102.30	4.06	5.6172	5.6259		50	25-Sep-09	394,440,125.93	1,348,242.82	4.10
60		51	25-Oct-09	383,823,073.11	1,355,810.56	4.24	5.4731	5.5549		51	25-Oct-09	383,932,877.68	1,371,210.62	4.29
61		52	25-Nov-09	373,593,768.76	1,250,519.68	4.02	5.6239	5.5864		52	25-Nov-09	373,711,693.86	1,261,387.50	4.05
62		53	25-Dec-09	363,643,093.63	1,115,891.23	3.68	5.4846	5.5674		53	25-Dec-09	363,768,624.92	1,067,019.76	3.52
63		54	25-Jan-10	353,963,279.80	986,638.29	3.34	5.6402	5.5987		54	25-Jan-10	354,095,932.89	940,824.08	3.19
64		55	25-Feb-10	344,547,544.88	957,016.57	3.33	5.6419	5.5794		55	25-Feb-10	344,687,569.37	912,139.57	3.18
65		56	25-Mar-10	335,387,812.13	1,205,903.00	4.31	5.2015	5.5860		56	25-Mar-10	335,534,717.13	1,175,514.70	4.20
66		57	25-Apr-10	326,476,974.44	896,845.26	3.30	5.6584	5.6691		57	25-Apr-10	326,630,289.97	853,783.59	3.14
67		58	25-May-10	317,808,125.89	959,700.70	3.62	5.5148	5.6500		58	25-May-10	317,967,402.04	921,812.91	3.48
68		59	25-Jun-10	309,374,555.26	841,652.01	3.26	5.6716	5.6828		59	25-Jun-10	309,539,361.47	800,332.44	3.10
69		60	25-Jul-10	301,169,792.83	912,439.14	3.64	5.5266	5.6632		60	25-Jul-10	301,339,713.38	876,076.41	3.49
70		61	25-Aug-10	293,188,723.83	800,799.53	3.28	5.6799	5.6953		61	25-Aug-10	293,363,274.99	761,188.09	3.11
71		62	25-Sep-10	285,423,841.47	774,376.66	3.26	5.6914	5.7028		62	25-Sep-10	285,602,652.24	735,573.27	3.09
72		63	25-Oct-10	277,869,163.46	830,238.37	3.59	5.5460	5.6314		63	25-Oct-10	278,051,879.22	795,994.93	3.44
73		64	25-Nov-10	270,518,874.70	726,234.15	3.22	5.7045	5.6640		64	25-Nov-10	270,705,156.68	688,998.84	3.05
74		65	25-Dec-10	263,367,324.48	779,411.61	3.55	5.5589	5.6450		65	25-Dec-10	263,556,849.16	746,512.35	3.40
75		66	25-Jan-11	256,409,006.36	685,469.01	3.21	5.7052	5.6774		66	25-Jan-11	256,601,465.91	649,742.21	3.04
76		67	25-Feb-11	249,638,840.21	660,976.09	3.18	5.7253	5.6587		67	25-Feb-11	249,833,922.32	625,976.31	3.01
77		68	25-Mar-11	243,051,384.29	846,198.51	4.18	5.2725	5.6648		68	25-Mar-11	243,248,808.78	821,830.34	4.05
78		69	25-Apr-11	236,641,597.64	619,883.64	3.14	5.7376	5.7496		69	25-Apr-11	236,841,097.34	586,297.92	2.97
79		70	25-May-11	230,404,581.27	667,255.77	3.48	5.5914	5.7303		70	25-May-11	230,605,901.55	637,495.03	3.32
80		71	25-Jun-11	224,335,573.72	581,339.37	3.11	5.7513	5.7635		71	25-Jun-11	224,538,471.99	549,110.80	2.93
81		72	25-Jul-11	218,429,986.70	634,234.63	3.48	5.6041	5.7439		72	25-Jul-11	218,634,229.24	605,655.50	3.32
82		73	25-Aug-11	212,684,251.17	552,236.01	3.12	5.7646	5.7767		73	25-Aug-11	212,889,550.18	521,320.16	2.94
83		74	25-Sep-11	207,092,972.10	534,604.82	3.10	5.7715	5.7840		74	25-Sep-11	207,299,122.72	504,319.84	2.92
84		75	25-Oct-11	201,651,902.96	576,554.50	3.43	5.6247	5.7382		75	25-Oct-11	201,858,710.45	549,644.99	3.27
85		76	25-Nov-11	196,356,915.27	501,183.92	3.06	5.7856	5.7719		76	25-Nov-11	196,564,194.64	472,079.29	2.88
86		77	25-Dec-11	191,203,996.75	542,748.51	3.41	5.6371	5.7519		77	25-Dec-11	191,411,572.36	516,939.26	3.24
87		78	25-Jan-12	186,189,244.04	477,697.36	3.08	5.7900	5.7853		78	25-Jan-12	186,396,949.49	449,941.64	2.90
88		79	25-Feb-12	181,309,387.41	462,402.45	3.06	5.8063	5.7663		79	25-Feb-12	181,517,029.46	435,293.96	2.88
89		80	25-Mar-12	176,560,196.47	551,300.54	3.75	5.5016	5.7729		80	25-Mar-12	176,767,627.54	529,655.31	3.60
90		81	25-Apr-12	171,938,090.61	436,741.59	3.05	5.8149	5.8327		81	25-Apr-12	172,145,170.99	410,891.14	2.86
91		82	25-May-12	167,439,589.38	472,698.74	3.39	5.6707	5.8137		82	25-May-12	167,646,186.93	449,739.08	3.22
92		83	25-Jun-12	163,061,309.58	411,667.03	3.03	5.8335	5.8471		83	25-Jun-12	163,267,299.40	387,015.55	2.84
93		84	25-Jul-12	158,799,985.82	449,837.37	3.40	5.6845	5.8275		84	25-Jul-12	159,005,248.50	427,944.34	3.23

	A	B	C	D	E	F	G	H	I	J	K	L	M	N
94		85	25-Aug-12	154,652,848.99	391,836.22	3.04	5.8478	5.8614		85	25-Aug-12	154,857,243.60	368,346.35	2.85
95		86	25-Sep-12	150,616,314.28	381,888.45	3.04	5.8458	5.8683		86	25-Sep-12	150,819,737.91	358,959.30	2.86

	O	P	Q	R	S	T	U	V	W	X
1										
2										
3										
4										
5										
6										
7	r + 150						100 PPC, Over Fwd Libor + 200			
8	LIBOR_1MO	LIBOR_6MO		Period	Date	Balance	Excess ($)	Excess (%)	LIBOR_1MO	LIBOR_6MO
9				0	28-Jul-05					
10	4.9062	5.3374		1	25-Aug-05	1,500,000,613.61	3,738,234.79	2.99	5.4062	5.8374
11	5.0867	5.4527		2	25-Sep-05	1,490,534,160.11	3,156,364.72	2.54	5.5867	5.9527
12	5.2552	5.5426		3	25-Oct-05	1,478,455,710.77	3,137,386.37	2.55	5.7552	6.0426
13	5.4287	5.6160		4	25-Nov-05	1,463,771,624.22	3,084,104.66	2.53	5.9287	6.1160
14	5.5331	5.6559		5	25-Dec-05	1,446,501,539.53	3,047,544.71	2.53	6.0331	6.1559
15	5.6277	5.6831		6	25-Jan-06	1,426,678,668.29	2,972,163.69	2.50	6.1277	6.1831
16	5.6018	5.6955		7	25-Feb-06	1,404,349,987.61	2,903,895.01	2.48	6.1018	6.1955
17	5.6256	5.7118		8	25-Mar-06	1,379,577,093.60	2,887,393.95	2.51	6.1256	6.2118
18	5.6566	5.7251		9	25-Apr-06	1,352,436,088.11	2,742,884.42	2.43	6.1566	6.2251
19	5.6795	5.7346		10	25-May-06	1,323,026,180.38	2,675,868.31	2.43	6.1795	6.2346
20	5.6915	5.7398		11	25-Jun-06	1,291,994,201.10	2,555,003.20	2.37	6.1915	6.2398
21	5.6971	5.7435		12	25-Jul-06	1,259,484,209.97	2,484,268.31	2.37	6.1971	6.2435
22	5.7007	5.7543		13	25-Aug-06	1,227,796,169.53	2,358,426.38	2.31	6.2007	6.2543
23	5.7043	5.7577		14	25-Sep-06	1,196,909,187.07	2,265,791.85	2.27	6.2043	6.2577
24	5.7082	5.7610		15	25-Oct-06	1,166,802,903.48	2,212,615.16	2.28	6.2082	6.2610
25	5.7117	5.7664		16	25-Nov-06	1,137,457,479.56	2,090,972.01	2.21	6.2117	6.2664
26	5.7143	5.7718		17	25-Dec-06	1,108,853,582.70	2,048,083.42	2.22	6.2143	6.2718
27	5.7564	5.7786		18	25-Jan-07	1,080,972,373.89	1,924,065.15	2.14	6.2564	6.2786
28	5.7220	5.7788		19	25-Feb-07	1,053,795,495.06	1,853,070.07	2.11	6.2220	6.2788
29	5.7276	5.7865		20	25-Mar-07	1,027,293,584.25	1,910,020.50	2.23	6.2276	6.2865
30	5.7373	5.7963		21	25-Apr-07	1,001,461,839.97	1,707,805.97	2.05	6.2373	6.2963
31	5.7455	5.8047		22	25-May-07	976,280,429.87	1,684,925.96	2.07	6.2455	6.3047
32	5.7529	5.8146		23	25-Jun-07	950,932,244.33	1,592,567.99	2.01	6.2529	6.3146
33	5.7596	5.8260		24	25-Jul-07	891,747,153.66	2,251,683.85	3.03	6.2596	6.3260
34	5.7678	5.8373		25	25-Aug-07	836,849,373.61	1,982,084.36	2.84	6.2678	6.3373
35	5.7792	5.8491		26	25-Sep-07	785,800,240.66	1,787,807.56	2.73	6.2792	6.3491
36	5.7917	5.8612		27	25-Oct-07	738,865,539.55	1,674,491.67	2.72	6.2917	6.3612
37	5.8040	5.8722		28	25-Nov-07	718,754,575.74	1,554,318.84	2.60	6.3040	6.3722
38	5.8169	5.8827		29	25-Dec-07	699,202,325.22	1,557,841.97	2.67	6.3169	6.3827
39	5.8286	5.8937		30	25-Jan-08	680,193,911.48	1,729,648.58	3.05	6.3286	6.3937
40	5.8390	5.9511		31	25-Feb-08	661,748,964.24	1,665,196.04	3.02	6.3390	6.4511
41	5.8494	5.9601		32	25-Mar-08	643,814,686.43	1,714,446.26	3.20	6.3494	6.4601
42	5.8591	6.0183		33	25-Apr-08	626,376,722.85	1,543,656.00	2.96	6.3591	6.5183
43	5.8671	6.0007		34	25-May-08	609,421,053.85	1,541,183.95	3.03	6.3671	6.5007
44	5.8760	6.0327		35	25-Jun-08	592,934,100.68	1,440,720.70	2.92	6.3760	6.5327
45	5.8831	6.0153		36	25-Jul-08	576,903,803.71	1,876,407.98	3.90	6.3831	6.5153
46	6.0364	6.0469		37	25-Aug-08	561,375,472.07	1,728,106.95	3.69	6.5364	6.5469

	O	P	Q	R	S	T	U	V	W	X
47	6.0435	6.0533		38	25-Sep-08	546,274,058.72	1,635,720.89	3.59	6.5435	6.5533
48	5.9033	5.9850		39	25-Oct-08	531,587,616.43	1,675,365.11	3.78	6.4033	6.4850
49	6.0486	6.0162		40	25-Nov-08	517,304,512.52	1,542,355.85	3.58	6.5486	6.5162
50	5.9165	5.9979		41	25-Dec-08	503,413,458.74	1,574,021.98	3.75	6.4165	6.4979
51	6.0700	6.0285		42	25-Jan-09	489,903,904.61	1,661,726.21	4.07	6.5700	6.5285
52	6.0679	6.0093		43	25-Feb-09	476,789,564.53	1,607,537.16	4.05	6.5679	6.5093
53	5.6385	6.0155		44	25-Mar-09	464,033,931.96	1,780,478.77	4.60	6.1385	6.5155
54	6.0884	6.0966		45	25-Apr-09	451,627,009.82	1,499,759.43	3.98	6.5884	6.5966
55	5.9456	6.0769		46	25-May-09	439,559,065.92	1,525,390.17	4.16	6.4456	6.5769
56	6.0999	6.1078		47	25-Jun-09	427,820,653.08	1,402,409.68	3.93	6.5999	6.6078
57	5.9567	6.0883		48	25-Jul-09	416,402,753.81	1,518,357.87	4.38	6.4567	6.5883
58	6.1025	6.1195		49	25-Aug-09	405,306,554.87	1,397,120.00	4.14	6.6025	6.6195
59	6.1172	6.1259		50	25-Sep-09	394,512,557.34	1,348,027.09	4.10	6.6172	6.6259
60	5.9731	6.0549		51	25-Oct-09	384,012,367.48	1,372,666.71	4.29	6.4731	6.5549
61	6.1239	6.0864		52	25-Nov-09	373,797,816.18	1,258,724.37	4.04	6.6239	6.5864
62	5.9846	6.0674		53	25-Dec-09	363,860,971.42	1,005,248.43	3.32	6.4846	6.5674
63	6.1402	6.0987		54	25-Jan-10	354,194,145.62	890,711.01	3.02	6.6402	6.5987
64	6.1419	6.0794		55	25-Feb-10	344,792,896.03	863,086.59	3.00	6.6419	6.5794
65	5.7015	6.0860		56	25-Mar-10	335,646,709.73	1,141,049.94	4.08	6.2015	6.5860
66	6.1584	6.1691		57	25-Apr-10	326,748,519.19	806,781.73	2.96	6.6584	6.6691
67	6.0148	6.1500		58	25-May-10	318,091,456.55	880,091.01	3.32	6.5148	6.6500
68	6.1716	6.1828		59	25-Jun-10	309,668,847.28	755,295.05	2.93	6.6716	6.6828
69	6.0266	6.1632		60	25-Jul-10	301,474,249.60	839,559.68	3.34	6.5266	6.6632
70	6.1799	6.1953		61	25-Aug-10	293,502,772.39	721,430.88	2.95	6.6799	6.6953
71	6.1914	6.2028		62	25-Sep-10	285,746,751.50	696,626.05	2.93	6.6914	6.7028
72	6.0460	6.1314		63	25-Oct-10	278,200,236.43	761,603.56	3.29	6.5460	6.6314
73	6.2045	6.1640		64	25-Nov-10	270,857,442.93	651,623.40	2.89	6.7045	6.6640
74	6.0589	6.1450		65	25-Dec-10	263,712,749.89	713,469.33	3.25	6.5589	6.6450
75	6.2052	6.1774		66	25-Jan-11	256,760,681.40	613,877.38	2.87	6.7052	6.6774
76	6.2253	6.1587		67	25-Feb-11	249,996,148.41	590,840.83	2.84	6.7253	6.6587
77	5.7725	6.1648		68	25-Mar-11	243,413,771.86	797,314.18	3.93	6.2725	6.6648
78	6.2376	6.2496		69	25-Apr-11	237,008,536.13	552,580.44	2.80	6.7376	6.7496
79	6.0914	6.2303		70	25-May-11	230,775,566.64	607,599.86	3.16	6.5914	6.7303
80	6.2513	6.2635		71	25-Jun-11	224,710,125.37	516,754.37	2.76	6.7513	6.7635
81	6.1041	6.2439		72	25-Jul-11	218,807,641.31	576,940.58	3.16	6.6041	6.7439
82	6.2646	6.2767		73	25-Aug-11	213,064,439.29	490,275.04	2.76	6.7646	6.7767
83	6.2715	6.2840		74	25-Sep-11	207,475,286.67	473,907.75	2.74	6.7715	6.7840
84	6.1247	6.2382		75	25-Oct-11	202,035,956.62	522,606.62	3.10	6.6247	6.7382
85	6.2856	6.2719		76	25-Nov-11	196,742,339.70	442,853.93	2.70	6.7856	6.7719
86	6.1371	6.2519		77	25-Dec-11	191,590,441.89	491,007.44	3.08	6.6371	6.7519
87	6.2900	6.2853		78	25-Jan-12	186,576,377.83	422,066.01	2.71	6.7900	6.7853
88	6.3063	6.2663		79	25-Feb-12	181,696,825.08	408,067.85	2.70	6.8063	6.7663
89	6.0016	6.2729		80	25-Mar-12	176,947,642.74	507,887.85	3.44	6.5016	6.7729
90	6.3149	6.3327		81	25-Apr-12	172,325,265.59	384,927.07	2.68	6.8149	6.8327
91	6.1707	6.3137		82	25-May-12	167,826,227.97	426,665.42	3.05	6.6707	6.8137
92	6.3335	6.3471		83	25-Jun-12	163,447,160.88	362,255.25	2.66	6.8335	6.8471
93	6.1845	6.3275		84	25-Jul-12	159,184,809.63	405,938.91	3.06	6.6845	6.8275

	O	P	Q	R	S	T	U	V	W	X
94	6.3478	6.3614		85	25-Aug-12	155,036,362.77	344,749.13	2.67	6.8478	6.8614
95	6.3458	6.3683		86	25-Sep-12	150,998,310.17	335,924.64	2.67	6.8458	6.8683